UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33384

ESSA Bancorp, Inc.

(Exact name of registrant as specified in its charter)

200 Palmer Street

Stroudsburg, PA 18360

(570) 421-0531

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

*	ESSA Bancorp, Inc. merged with and into CNB Financial Corporation on July 23, 2025, at which time the separate corporate existence of ESSA Bancorp, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, CNB Financial Corporation, as successor by merger to ESSA Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CNB FINANCIAL CORPORATION as successor by merger to ESSA Bancorp, Inc.

By:	/s/ Tito L. Lima
Name: Tito L. Lima
Title: Treasurer

Date: August 4, 2025